Exhibit 2

May 15, 2023

Exicure, Inc.

2430 N Halsted St

Chicago, IL 60614

Dear Members of the Board:

We are writing to you on behalf of CBI USA, Inc. and CBI Co., Ltd. (together, “CBI” or “we”), which have invested over $10 million in Exicure, Inc. (the “Company” or “Exicure”), making us the Company’s largest shareholder owning over 50% of all outstanding shares.

The past several weeks have proved a difficult time for shareholders of Exicure. We believe the board has dramatically failed in its duty to oversee the business and affairs of the Company and to act in the best interests of the Company and its shareholders. Rather than act as a source of stability and provide assurance to shareholders, this board has led the Company through a spate of corporate governance breakdowns.

Over the last four weeks, the board has largely overlooked and even aided Seungsoo Shin (“Shin”), a former director and chairman of the board, in his personally motivated efforts to cause the Company to pursue a significant financial investment in Cyworld Z Co., Ltd. (“Cyworld”), a Korean company of which he was the largest shareholder at the time. Previously, we had genuinely supported the board’s consideration of Cyworld as a viable strategic growth partner for the Company, but ever since we found out in early April that most of the funds proposed to be invested in Cyworld would be used to pay Shin, we expressed our concerns of potential self-dealing and urged the board to reconsider the investment altogether. It was from this point on that Shin and some of the board members began ignoring our communications, holding out on appointing CBI-designated directors, making sudden changes to management without due and proper consideration of transition matters, and clearly attempting to shakedown the Company by forcing the Cyworld transaction through without the support of the majority shareholder or any real consideration of whether this transaction was in the interests of the Company and its shareholders. These rash and reckless actions have left the Company unable to meet its SEC filing obligations in a timely manner. Even after Shin resigned on April 26, we believe that some of the board members continue to neglect their fiduciary duty by letting Michael Jungsang Kim (“Kim”), the interim CEO & CFO and new director replacing Shin, continue Shin’s mission to funnel money into Cyworld (and indirectly, to himself), despite his actions and continued communication with Shin and Cyworld stakeholders clearly running afoul of the interests of the Company’s shareholders. After the board approved a $1 million investment in Cyworld that directly benefitted Shin (without the support of Ms. Hwang or Mr. Kang), we understand that Kim is now even attempting to pay for Shin’s personal travels with Company money, as well as to pay an uncontracted bonus severance payment to Hyukku Lee, who aided Shin by approving the Cyworld investment after Shin was gone and immediately thereafter resigning on May 3 (causing the Company to be out of compliance with Nasdaq listing standards once again). We also understand that, having already approved a $1 million investment in Cyworld without CBI’s support or consideration of the interests of the Company or its shareholders, Cheolho Jo, a director we believe is beholden to Cyworld, is attempting to bring to a board vote of approving an additional $1 million investment in Cyworld. As with the initial investment, there has been no proper consideration by the board of whether this investment would be in the interests of the Company and its shareholders or whether this is an appropriate use of the Company’s limited and dwindling resources. In addition, there has been no consideration of whether the Company could meet its compliance obligations and produce required financial statements if this additional investment were made. Rather, it appears to be just more self-dealing with a brazen disregard of the interests of the Company’s shareholders.

We believe that the Company, in its critical transitionary phase for strategic redirection, suffers because of a dysfunctional and conflicted board and management without any short-term or long-term business strategy, riddled with poor governance, short-sightedness and unchecked risk taking. The shareholders will not benefit from negative news reflecting upon a conflicted board and transitory management whose loyalty lies elsewhere. The board must find a way to eliminate the substantial creditability gap it is facing.

However, to engender any meaningful credibility among shareholders, the necessary corporate governance reforms cannot be led by directors or management who are beholden to certain people or entities who are not Exicure stakeholders. We emphasize that neither Shin nor Cyworld are stakeholders of the Company, and if anyone on the board or the management is acting to serve the benefit of such self-interested non-stakeholders, their actions are in direct contravention of their duty of loyalty to the Company and its shareholders and put the Company’s reputation and long-term value at risk. Accordingly, we propose that three of the current directors (other than Paul Kang and Jiyoung Hwang) be immediately replaced by people designated by CBI. The anticipated new shareholder group, to whom we intend to sell 3,400,000 shares as we previously announced, concurs in this request. In our opinion, only when these changes are effectuated will the board be truly independent from Shin and/or Cyworld and can refocus on what is in the best interests of the Company and its shareholders. We, along with the anticipated new shareholder group, believe that if these changes are effectuated, we can raise the funds that are sorely needed to support the Company in its strategic transition.

We believe that proper shareholder representation on the board is the only way to restore accountability in the board and the Company in a manner that is aligned with protecting the interests of all shareholders, which is why we have been trying to reason with Shin, Kim, and the directors who we believe are beholden to outsiders to regain our rightful control of the Company as the majority shareholder with majority board designation right pursuant to the Securities Purchase Agreement dated September 26, 2022 (“SPA”), but to no avail. We invested over $10 million to provide the critical lifeline that Exicure desperately needed to save shareholder value for ALL shareholders, not just ourselves, and Exicure cannot afford to let this lifeline go to waste. Our objective here is to restore accountability to increase the value of the Company for all shareholders going forward.

We, as your largest shareholder, wish only the best for Exicure and do not wish to bring about any additional distractions. However, we believe that without a recomposed board with strong accountability there is a significant chance that the Company will have to file bankruptcy and the value destruction for the shareholders may become irreparable. We cannot stand idly by and allow this to happen.

Therefore, if you continue to arbitrarily refuse the request we have made for shareholder representation, we will promptly pursue all available legal options, and expressly reserve the right to seek all remedies available to us under the law and at equity and under the SPA, and immediately take whatever actions we feel are necessary to protect the value of the Company. This includes, but is not limited to, taking action against board members in their individual capacities for their bad faith conduct and breach of duty of loyalty and seeking monetary damages from them personally.

Consistent with our obligations under SEC rules, we intend to disclose the substance of this letter promptly in a Schedule 13D amendment.

We hope and expect to hear from you as soon as possible.

Very truly yours,

CBI USA, Inc.
CBI Co., Ltd.

3